SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Joint Annual Meeting of Shareholders of the Common Shares of First Trust Energy Infrastructure Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty Finance and Financial Opportunities Fund, First Trust Dividend and Income Fund (formerly known as First Trust Active Dividend Income
Fund), and First Trust High Income Long/Short Fund was held on April 17, 2013 (the "Annual Meeting"). At the Annual Meeting, Trustees James A. Bowen and Niel
B. Nielsen were elected by the Common Shareholders of the First Trust Specialty Finance and Financial Opportunities Fund as Class III Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2016. The number of votes cast in favor of Mr. Bowen was 12,745,015, the number of votes against was 174,795 and the number of abstentions was 1,363,205. The number of votes cast in favor of Mr. Nielsen was 12,740,511, the number of votes against was 179,299 and the number of abstentions was 1,363,205. Richard E. Erickson, Thomas
R. Kadlec and Robert F. Keith are the other current and continuing Trusteees.